

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 30, 2009

Mr. John F. Terwilliger
President
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, Texas 77002

> **Re:** **Houston American Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 3009**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 27, 2009**
> **File No. 1-32955**

Dear Mr. Terwilliger:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Natural Gas & Oil Reserves, page 8

1. You state "the reserve data contained in this report represent only estimates." Revise your disclosure to clarify that proved reserves are quantities that the company is reasonably certain of obtaining or delete those quantities.

Results of Operations, page 27

2.   To the extent practicable, quantify the impact of each of the factors cited as contributing to the increase in revenue. We note the reference to "principally due."

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 35

3.   You disclose that "Except as noted above, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of fiscal 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." Please modify your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, we do not believe the guidance in Item 308(c) of Regulation S-K allows for such qualifying language in the disclosure.

Schedule 14A

Executive Compensation, page 6

4.   We note that the NEOs received stock and option awards in 2008. Please provide the Grants of Plan-Based Awards Table set forth in Regulation S-K, Item 402(d).

5.   In 2008, you awarded an "event specific bonus." Please explain what types of events qualify for this type of a bonus. Discuss the criteria that must be met or the factors considered before awarding this type of bonus. Clarify why "the compensation committee determined that the sale of the company's interest in the Caracara prospect represented the ultimate measure of performance of the management team in creation of shareholder value." Explain how the amount of the bonus is determined.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."

Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director